20140002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Rachel A. Gonzalez
Dean Foods Company
rachel_gonzalez@deanfoods.com

Re: Dean Foods Company
Incoming letter dated December 23, 2013

Dear Ms. Gonzalez:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to Dean Foods by Dale Wannen. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Dale Wannen
Sustainvest Asset Management, LLC
555 Maria Dr.
Petaluma, CA 94954

January 27, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dean Foods Company
Incoming letter dated December 23, 2013

The proposal relates to a report.

There appears to be some basis for your view that Dean Foods may exclude the proposal under rule 14a-8(e)(2) because Dean Foods received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Dean Foods omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2013

BY EMAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street. N.E.
Washington, D.C. 20549

RE: Dean Foods Company – Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, Dean Foods Company, a Delaware corporation (the "Company"), hereby notifies the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Dale Wannen from the proxy materials for the Company's 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). The Company asks that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2014 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not less than 80 days before the Company files its definitive 2014 Proxy Materials with the Commission.

A copy of this letter is being sent on this date to the proponent informing the proponent of the Company's intention to omit the Proposal from the 2014 Proxy Materials. Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the proponent that if the proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and staff Legal Bulletin 14D.

I. The Proposal

On December 16, 2013, the Company received the Proposal, which provides for the following resolution:

> The shareholders request that our Board of Directors prepare a report, at reasonable expense and omitting proprietary information, assessing any material financial risks or operational potential impacts on the Company in order to work with the FDA or any other respective association to develop food labeling guidelines for American consumers that discloses whether genetic engineering was used to produce the food.
>
> The report shall be available by December 2014 and be posted online on our Company's website.

A complete copy of the Proposal (including the supporting statement) and related correspondence is attached to this letter as Exhibit A.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2014 Proxy Materials because the proponent failed to comply with the deadline for the submission of shareholder proposals provided by Rule 14a-8(e).

III. Background

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2013 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2013 Annual Meeting of Shareholders. Specifically, pages 6 and 7 of the Company's 2013 proxy statement (a copy of which is attached as Exhibit B) states:

> If you would like your proposal to be included in next year's Proxy Statement, you must submit it to our Corporate Secretary in writing no later than December 13, 2013. We will include your proposal in our next annual Proxy Statement if it is a proposal that we are required to include in our Proxy Statement pursuant to the rules of the SEC.

> You may write to our Corporate Secretary at 2711 North Haskell Avenue, Suite 3400, Dallas, Texas 75204.

Further, Rule 14a-8(e)(2) indicates that the deadline for Rule 14a-8 stockholder proposals is no less than 120 days before the release date of the previous year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2013 Annual Meeting of Shareholders was held on May 15, 2013. The Company's 2014 Annual Meeting of Shareholders is currently scheduled to be held on May 14, 2014, but in no event will the date of the meeting be moved by more than 30 days from the date of the 2013 Annual Meeting of Shareholders. Thus, the deadline for stockholder proposals is that which was disclosed in the Company's 2013 proxy statement, December 13, 2013.

While the Proposal is dated December 9, 2013, the Company received the Proposal on December 16, 2013, three days following the deadline set forth in the Company's 2013 proxy statement. This is evidenced by the delivery receipt from the United States Postal Service, which shows that the Proposal was not delivered until Monday, December 16, 2013.[1] Copies of the United States Postal Service envelope and tracking report are attached as Exhibit C.

IV. Analysis

The Staff has strictly enforced the deadline for the submission of shareholder proposals and concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was untimely submitted, even where a proposal is only one day late. See, e.g., General Electric Company (January 24, 2013) (concurring with the exclusion of a proposal that was received one day after the submission deadline, even though postmarked prior to the submission deadline); Equity LifeStyle Properties (February 10, 2012) (concurring with the exclusion of a proposal when it was received after the submission deadline, even though it was mailed prior to the deadline); Verizon Communications Inc. (January 7, 2011) (concurring with the exclusion of a proposal received one day after the deadline) and Johnson & Johnson (January 13, 2010) (concurring with the exclusion of a proposal received one day after the deadline).

It is the responsibility of the proponent to submit the Proposal by means that ensures receipt prior to the submission deadline. See Staff Legal Bulletin No. 14 (July 13, 2001)("SLB 14"). In SLB 14, the Staff is clear that a proposal "must be received at the company's principal executive offices by [the submission deadline]," and the Staff encourages a proponent to "submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices."

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[1] The Company has not provided the proponent with a deficiency notice under Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

Further, Rule 14a-8(e)(2) refers to a proposal being "received" at the company's principal executive offices; a proposal's date and the date upon which the proposal was sent are irrelevant. The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even though there have been good faith efforts by the proponent to comply. See, e.g., City National Corp. (January 17, 2009) (concurring with the exclusion of a proposal received one day after the submission deadline, even though it was mailed one week earlier).

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(e)(2). Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (214) 721-1119.

Very truly yours,

Rachel A. Gonzalez
Executive Vice President, General Counsel and Corporate Secretary
Dean Foods Company

Enclosures

cc: Dale Wannen
Sustainvest Asset Management, LLC

Exhibit A

SUSTAINVEST
ASSET MANAGEMENT, LLC

December 9, 2013

Corporate Secretary
Dean Foods Co.
2711 North Haskell Avenue
Suite 3400
Dallas, Texas 75204.

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Dean Foods Co. company stock, I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for the 2014 meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Dean Foods Co. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

Dale Wannen
President
Sustainvest Asset Management, LLC

GMO REPORTING

Dale Wannen, President of Sustainvest Asset Management LLC, is the proponent of the following shareholder resolution.

WHEREAS:

Dean Foods uses genetically modified (GMO) ingredients in its products. Genetic engineering is the direct manipulation of an organism's genome using biotechnology. For thousands of years, mankind has modified plants through grafting, artificial selection, and without the use of genetic engineering. Transgenic DNA produced through modern genetic engineering is not found in natural foods and was not in the food supply of previous generations of mankind. Americans have the right to know what they are eating. U.S. law does not require the labeling of patented biotechnology in foods sold in grocery stores. The Company stands by its products and believes they are safe.

Due to the uncertainty regarding the potential negative side effects of genetic engineering on humans, animals, and the environment, it is imperative that the Company be transparent with customers concerning our labeling efforts. Transparency provides consumers the power to decide what kind of foods are grown on farms and served on dinner tables. Over 60 countries around the world have regulations concerning the labeling of foods produced using genetic engineering. In 2013, there was legislation introduced in over two dozen U.S. state legislatures concerning the labeling of foods created using genetic engineering. The state legislatures of Connecticut and Maine have passed legislation requiring foods sold in those states to be labeled if they were produced using genetic engineering, but only after 4 or more other New England states pass similar legislation.

Resolved, the shareholders request that our Board of Directors prepare a report, at reasonable expense and omitting proprietary information, assessing any material financial risks or operational potential impacts on the Company in order to work with the FDA or any other respective association to develop food labeling guidelines for American consumers that discloses whether genetic engineering was used to produce the food.

The report shall be available by December 2014 and be posted online on our Company's website.

SUPPORTING STATEMENT

Will genetically modified foods provide us with new health benefits or make us ill from allergic reactions and increased antibiotic resistance? Will it feed the world's poor as major corporations claim, or make the poor more dependent on patented seeds and food monopolies? Will it create more weed- and pest-resistant plants or create "superweeds" and "superpests" that will need even stronger poisons to kill them?

We believe that GMOs involves social, economic and environmental risks. Our company should become a leader, not a laggard, in the sector and take a leadership role regarding the sale and/or inclusion of genetically engineered crops and foods. Failure to do so could leave our company financially liable and at risk of damage to the brands and reputation, should detrimental effects to public health or the environment appear in the future.

charles SCHWAB

December 9, 2013

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X33782

Corporate Secretary
Dean Foods Co
2711 N Haskell Ave Ste 3400
Dallas, TX 75204

RE: Dale Wannen Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Corporate Secretary,

Please accept this letter as confirmation of ownership of 175 shares of Dean Foods Inc. (Symbol: DF) in the account referenced above. These shares have been held continuously since initial purchase on January 9, 2012

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X33782.

Sincerely,

Jessica Abrego

Jessica Abrego
Sr Resolution Specialist
PO Box 52114
Phoenix, AZ 85072-2114

©2013 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 12/13

Exhibit B

Dean FOODS

NOTICE OF STOCKHOLDERS' MEETING

We will hold this year's Dean Foods Company (the "Company," "we" or "us") annual stockholders' meeting on Wednesday, May 15, 2013, at 10:00 a.m. at the Dallas Museum of Art, 1717 North Harwood, Dallas, Texas 75201.

At the meeting, we will ask you to consider and vote on the following proposals recently adopted by our Board of Directors:

- Proposal One: A proposal to re-elect Gregg L. Engles, Tom C. Davis, Jim L. Turner and Robert T. Wiseman as members of our Board of Directors, each for a one-year term.
- Proposal Two: A proposal to adopt an amendment to our Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our issued common stock by a ratio of not less than 1-for-2 and not more than 1-for-8, such ratio and the implementation and timing of such reverse stock split to be determined in the discretion of our Board of Directors and conditioned upon completion of the tax-free distribution or other tax-free disposition by us of at least 80% of the voting interests of The WhiteWave Foods Company (a "Spin-Off"). Approval of Proposal Two would permit, but not require, our Board of Directors to effect such reverse stock split.
- Proposal Three: A proposal to amend our 2007 Stock Incentive Plan.
- Proposal Four: A proposal to approve, on an advisory basis, our executive compensation.
- Proposal Five: A proposal to ratify the selection of Deloitte & Touche LLP as our independent auditor for 2013.

In addition, we will ask you to consider and vote on the following stockholder proposals, each of which is opposed by our Board of Directors:

- Proposal Six: A stockholder proposal to limit accelerated vesting of equity awards pursuant to a change in control of our Company.
- Proposal Seven: A stockholder proposal related to the retention of equity awards.
- Proposal Eight: A stockholder proposal related to the adoption of a policy urging our suppliers to discontinue the dehorning of cattle.
- Proposal Nine: A stockholder proposal to adopt a policy requiring an independent Chairman of the Board.

We will also discuss and take action on any other business that is properly brought before the meeting.

If you were a stockholder of record at the close of business on March 28, 2013, you are entitled to vote on the proposals to be considered at this year's meeting.

This Notice and the accompanying Proxy Statement are first being mailed to stockholders on or about April 12, 2013.

By order of the Board of Directors,

Rachel A. Gonzalez
Executive Vice President,
General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS' MEETING TO BE HELD ON MAY 15, 2013

The Company's Proxy Statement and Annual Report to Security Holders for the fiscal year ended December 31, 2012 are available at www.deanfoods.com/proxymaterials

For holders in street name: You must contact your bank, broker or other intermediary to receive copies of these materials.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the final results in a Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") within four business days following the meeting. You can also obtain a copy on our website at www.deanfoods.com, on the SEC's website at www.sec.gov or by contacting our Investor Relations Department at 800.431.9214.

What if I want to revoke my proxy?

You can revoke your proxy at any time before the meeting for any reason. To revoke your proxy before the meeting, either:

- write to our Corporate Secretary at 2711 North Haskell Avenue, Suite 3400, Dallas, Texas 75204, or
- submit a later dated proxy, either by telephone or online (the last vote you cast before the meeting begins is the one that will be counted).

If you are a registered stockholder (or if you hold your shares in "street name" and have a proper legal proxy from your broker), you may also come to the meeting and change your vote in writing.

What if I do not submit a proxy?

If you do not submit a proxy or vote at the meeting, your failure could affect whether there are enough stockholders present at the meeting to hold the meeting and whether Proposal Two is approved. Holders of a majority of the issued and outstanding shares of our common stock must be present (in person or by proxy) in order to conduct the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Because abstentions represent shares entitled to vote, the effect of an abstention will be the same as a vote against a proposal. However, abstentions will have no effect on Proposal One, regarding the re-election of directors.

If your shares are held in "street name" and you do not instruct your broker how to vote your shares, your brokerage firm will leave your shares unvoted (a "broker non-vote") with respect to all proposals other than Proposal Five. Broker non-votes will be considered present for quorum purposes but will not be considered present and entitled to vote on any matter for which a broker does not have authority. Brokers have discretionary voting power to vote only on matters considered to be "routine". Pursuant to the rules of the New York Stock Exchange ("NYSE"), your broker will be permitted to vote for you without instruction only with respect to Proposal Five regarding the ratification of Deloitte & Touche LLP. A broker non-vote will not have any impact on the outcome of Proposals One, Three, Four, Six, Seven, Eight or Nine.

How do I raise an issue for discussion or vote at the annual meeting?

According to our bylaws, if a stockholder wishes to present a proposal for consideration at an annual meeting, he or she must send written notice of the proposal to our Corporate Secretary by no earlier than the 120th day prior and no later than the 90th day prior to the first anniversary of the date of the preceding year's annual meeting. For our annual meeting of stockholders to be held in 2014, such notice must be received no earlier than January 15, 2014 and no later than February 14, 2014.

If you would like your proposal to be included in next year's Proxy Statement, you must submit it to our Corporate Secretary in writing no later than December 13, 2013. We will include your proposal in our next annual Proxy Statement if it is a proposal that we are required to include in our Proxy Statement pursuant to the rules of the SEC.

You may write to our Corporate Secretary at 2711 North Haskell Avenue, Suite 3400, Dallas, Texas 75204.

According to our bylaws, any proposal properly raised at the meeting by a stockholder will require the affirmative vote of a majority of the shares deemed present at the meeting (whether in person or by proxy) and entitled to vote on the matter.

Who will pay for this solicitation?

We have engaged Georgeson Inc. to assist in the distribution of proxy materials and the solicitation of votes. In addition, certain of our officers may solicit proxies by mail, telephone, fax, e-mail or in person. We will pay Georgeson Inc. a fee of $10,000, plus certain out-of-pocket expenses. We will also pay all other costs associated with this Proxy Statement and the solicitation of proxies. Upon request, we will reimburse stockbrokers, dealers, banks and trustees or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of our common stock.

Our transfer agent, Computershare, will count the votes and act as inspector of election.

Exhibit C

Page 15 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 16 redacted for the following reason:
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*** FISMA & OMB Memorandum M-07-16 ***